Exhibit 12.1

MAGUIRE PROPERTIES, INC.

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS

(Unaudited; in thousands, except ratios)

	For the Year Ended December 31,
	2009	2008	2007	2006	2005
Earnings Available for Fixed Charges and Preferred Dividends:
Loss from continuing operations before equity in net loss of unconsolidated joint venture	$(666,412)	$(157,800)	$(125,674)	$(26,193)	$(25,609)

Plus fixed charges:
Interest expense (including amortization of loan fees)	270,633	237,371	199,340	107,300	136,314
Capitalized interest and loan fees	4,940	13,752	50,736	16,523	12,392
Estimate of interest within rental expense	1,620	1,606	1,381	418	638

Fixed charges	277,193	252,729	251,457	124,241	149,344

Plus:
Amortization of capitalized interest	169	—	—	—	—
Amortization of loan fees	9,472	9,795	17,131	10,998	7,027
Gain on sale of real estate	20,350	—	—	108,469	—
Impairment of long-lived assets	500,831	—	—	—	—
Default interest accrued on mortgage loans in default	13,903	—	—	—	—
Distributions from unconsolidated joint venture	(160)	4,600	3,570	5,422	—
Less:
Capitalized interest and loan fees	(4,940)	(13,752)	(50,736)	(16,523)	(12,392)

Earnings	$150,406	$95,572	$95,748	$206,414	$118,370

Combined Fixed Charges and Preferred Dividends:
Fixed charges (from above)	$277,193	$252,729	$251,457	$124,241	$149,344
Preferred dividends	19,064	19,064	19,064	19,064	19,064

Combined fixed charges and preferred dividends	$296,257	$271,793	$270,521	$143,305	$168,408

Ratio of earnings to combined fixed charges and preferred dividends	0.51	0.35	0.35	1.44	0.70

Deficiency	$145,851	$176,221	$174,773		$50,038